Exhibit 99.2

To: MGM Resorts International (“MGM”)

For the attention of the Board of Directors

January 8, 2021

NON-BINDING LETTER OF INTENT

IAC/InterActiveCorp (“IAC” or “we”) is the beneficial holder of, in aggregate, 59,033,902 shares of MGM common stock (the “Stock”). We control all rights attached to, including exercise of the voting rights and the ability to procure the transfer of, the Stock. We have no other interests in the equity share capital of MGM.

We refer to the announcement dated January 4, 2021 by Entain plc (“ENT” or “Entain”) regarding a possible share-for-share offer by MGM, for the entire issued and to be issued share capital of Entain, of 0.6 MGM shares for each Entain share (the “Proposed Transaction”). We also note MGM’s announcement on January 4, 2021, in relation to the Proposed Transaction (the “MGM Announcement”). We understand that, based on closing prices and foreign exchange rates on December 31, 2020, the offer represents a value of 1,383 pence per Entain share, a 22% premium to Entain’s share price.

We confirm that we consider the strategic rationale for the Proposed Transaction to be compelling and believe that:

•	A combination would position the combined company as a pure play omni-channel global leader in gaming and entertainment;

•	The future of gaming will be omni-channel, and the long-term winners in global gaming will deliver customers compelling digital and physical experiences under one brand and loyalty program and will leverage customer acquisition spend across a holistic consumer journey in gaming;

•	An alignment of incentives and goals through a combination would accelerate the growth and market penetration of BetMGM, a leader in the US, which we believe to potentially be the largest online sportsbetting and iGaming market in the world;

•	MGM’s asset base, including its 34mm MLife customers, its leadership position in Las Vegas, China and key 7 regional markets in the US, combined with Entain’s complementary physical footprint in the UK and Europe, its leading technology platform and its digital presence in UK, Germany, Belgium, Italy, Brazil and 15+ other countries could expand the combined company’s market opportunities by leveraging each company’s local geographic and operational expertise in new markets; and

•	A strong balance sheet and robust annual free cash flow generation would allow the combined business to aggressively pursue its growth objectives such as US online market penetration, new development in key international gaming markets, future M&A and returning capital to shareholders.

We confirm that we support MGM’s Proposed Transaction on the terms set out in the MGM Announcement. We further confirm that it is our current intention, subject to applicable law and regulation to exercise our voting rights attaching to the Stock (and any other MGM stock we may acquire after the date of this letter) in favour of any resolution which may be required to be proposed to MGM stockholders in order to implement the Proposed Transaction on the terms set out in the MGM Announcement.

In addition, we understand that MGM has also indicated that a partial cash alternative could also be made available to Entain shareholders. We confirm that, as stated in the MGM Announcement, we would be willing to consider funding a portion of the partial cash alternative through a further investment in MGM due to our confidence in MGM and its prospects. We further confirm that it is our current intention that IAC’s additional investment into MGM for these purposes could be up to US$1 billion. The terms and amount of such investment would require the mutual agreement of IAC and MGM.

We note that we have to date invested approximately US$1 billion in MGM with an initial investment thesis of accelerating MGM’s penetration of the $450 billion global gaming market, and we continue to strongly support this objective for MGM whether or not a transaction with Entain is consummated.

This letter is not, and the above statements of intention are not, legally binding. This letter constitutes a non-binding expression of IAC’s current intention, and our intention may change at any time. Nothing in this letter is intended to, nor shall it, have any legal force or effect, or to create or constitute binding obligations on IAC in any respect.

We acknowledge that the disclosure obligations of Rule 2.10 of the UK City Code on Takeovers and Mergers (the “Code”) apply to the contents of this letter, such that MGM will required to announce the contents of this letter, and that the requirements of Rule 26 of the Code require this letter to be published on MGM’s website.

We further acknowledge that, if we become aware that we are no longer able or willing to act in accordance with our statements of intention as set out in this letter, we are required under Rule 2.10 of the Code either to (i) promptly announce an update of the position together with all relevant details or (ii) promptly notify MGM and the UK Panel on Takeovers and Mergers of the up-to-date position (and that, upon receipt of such a notification, MGM would be required to make an appropriate announcement thereof).

Yours faithfully

/s/ Joey Levin

For and on behalf of IAC/InterActiveCorp

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